MILPI Holdings – Valuation Consulting Services
Related to Adoption of SFAS 142 *Goodwill & Other Intangibles*

As of January 1, 2002

TABLE OF CONTENTS

1. OVERVIEW

This valuation report summarizes the results of valuation consulting services provided by KPMG Consulting, Inc. ("KPMG Consulting") to Airem Capital Group ("Airem") related to MILPI Holding's ("MILPI" or the "Company") adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142").

We understand that the results of our study will be used for financial reporting purposes only. No other use is intended or should be inferred. This valuation is subject to the conditions, limitations and assumptions set forth in this report. Furthermore, it is our understanding that you will not disclose our analysis to third parties, except MILPI's board (the "Board") and your auditors, without (i) obtaining our prior permission, and (ii) arranging for us to explain our role directly to each such party.

For the purposes of the engagement, fair value ("FV") is defined as:

> *"The amount at which an asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale."*

SFAS 142 OVERVIEW

The Financial Accounting Standards Board ("FASB") released updated accounting rules for financial reporting. SFAS 142 addresses the initial identification and measurement of intangible assets in purchase transactions prior to the enactment of Statement of Financial Accounting Standards No. 141 ("SFAS 141"). SFAS 142 also addresses the accounting for and measurement of goodwill including how it is allocated to the respective business reporting units of the purchaser and how it is tested for impairment.

According to SFAS 142, this analysis involves several steps; (i) the estimation of the fair value of each reporting unit, (ii) comparison of the fair value of the reporting unit to its book (or carrying) value, and if necessary, (iii) the test for impairment of previously-recognized intangible assets and/or goodwill.

SFAS 142 Requirements

The effective date for SFAS 142 is March 31, 2001. This statement should be applied for fiscal years ending after December 15, 2001. MILPI adopted SFAS No. 142 on January 1. 2002 (the "Valuation Date").

SFAS 142 requires that, as of the date of adoption, companies must establish "reporting units" that are based on its current reporting structure, and allocate assets and liabilities to the appropriate reporting units to which they relate. Also, goodwill must be allocated to the respective reporting units. Finally, any intangible assets acquired in a business combination prior to July 1, 2001, that do not meet SFAS 141's new criteria for recognition apart from goodwill (i.e. – workforce-in-place) must be subsumed into goodwill.

The standard includes a two-step approach to test for and to measure impairment, equivalent to a business valuation and, if necessary, a purchase price allocation. The steps are as follows:

Step 1 Compare the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired.

Step 2 If the fair value of the reporting unit is less than its carrying amount, the amount of the impairment loss, if any, must be measured. The amount of the impairment loss, if any, is measured by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

The fair value of goodwill is valued in the same manner that goodwill is calculated in a business combination. The entity should allocate the fair value of the reporting unit to *all* of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. The excess "purchase price" over the amounts assigned to assets and liabilities would be the implied fair value of goodwill. This allocation would be performed only for purposes of testing goodwill for impairment and entities would not record the "step-up" in net assets or any unrecognized intangible assets.

Objective and Scope of Services

The objective of our engagement was to assist MILPI with compliance for the valuation testing required under SFAS 142. Based on our discussions with the management of MILPI and Airem (collectively referred to as "Management"), we understand that MILPI has one reporting unit.

The scope of our assistance under Step 1 includes the following:

- Compare the fair value of a reporting unit to its carrying amount, including goodwill and determine if the goodwill is impaired.

We discussed with Management the key factors affecting the enterprise value of the Company. We relied on information supplied by Management without audit or verification. We have assumed that all information furnished by Management is complete and accurate, and reflects good faith efforts to describe the current status of the Company and the prospects for the Company's future as of the Valuation Date.

We believe we have been provided sufficient relevant information to allow us to formulate our opinion. However, the disclosure of additional information could materially impact our views on the value of MILPI. Accordingly, we reserve the right to revise or expand our views and amend this report should any such additional relevant information become available.

2. RESULTS OF ANALYSIS

Based on the procedures summarized in the attached report and exhibits, we concluded that as of January 1, 2001 the fair value of the Reporting Unit exceeded the reported carrying value of the Reporting Unit as reported on MILPI's balance sheet.

A summary of our findings are listed below:

SFAS 142 Step One Test

Book Value Total Assets	-	Current Liabilities (3)	=	Net Asset Value	vs	Concluded FV of Enterprise	Step One Pass / Fail
$43,399		$15,453		$27,946		$43,500	**Pass**

In arriving at our opinion, we applied generally accepted valuation procedures based upon economic and market factors and guidance provided by the Financial Accounting Standards Board in SFAS 142. The accompanying valuation has been prepared on the basis of discussions with Management as well as data provided by Management in their audited financial statements. We have relied upon this information and have considered Management representations of certain facts as part of the valuation engagement.

3. BACKGROUND

MILPI Holdings, LLC was formed on December 12, 2000 by four separate trusts: AFG Investment Trust A, AFG Investment Trust B, AFG Investment Trust C, and AFG Investment Trust D (collectively referred to as the "Trusts") for the purpose of acquiring PLM International, Inc. and subsidiaries ("PLM"). PLM is an equipment management company and operates in one business segment, the leasing of transportation equipment and the creation of equipment-leasing solutions for domestic and international customers.

On February 7, 2001, MILPI Acquisition Corp. ("MAC"), a wholly-owned subsidiary of MILPI, closed on a Tender Offer to purchase all of the outstanding shares of PLM. The purchase resulted in goodwill of approximately $5.8 million (later reduced to $5.3 million). On February 6, 2002, MAC completed its acquisition of PLM through the acquisition of the remaining 17% of the outstanding PLM common shares and by effecting a merger of MAC into PLM. Concurrent with this merger, PLM ceased to be publicly traded.

MILPI operates as a manager of the assets of eight separately owned growth funds (the "Funds"). Although MILPI has ownership in the eight funds, the company consolidates this ownership through the equity method of accounting. As a result, the company does not record the individual assets and liabilities on their consolidated balance sheet, but their interest in the net of the assets and liabilities. Based on representations by Management, the equity investments recorded on MILPI's balance sheet as of December 31, 2001 represent fair value as of the Valuation Date.

Management has indicated that each managed fund has a limited life, and at the end of this life will be liquidated. Our models assume liquidation of the funds as of the Valuation Date. Management has the ability to use their knowledge and expertise to manage the existing funds regardless of the owner of the funds. In addition, MILPI may decide to develop and manage new funds that will replace those that have terminated. As a result of this assumption, we have valued the FV of MILPI's equity and business enterprise as a going concern.

Also, for purposes of impairment testing, Management has indicated that MILPI operates in one business segment, the leasing of transportation equipment and the creation of equipment-leasing solutions for domestic and international customers. As a result, our report has treated MILPI as a single reporting unit that does not require an allocation of assets and liabilities.

4. VALUATION CONSIDERATIONS

KPMG Consulting analyzed MILPI giving consideration to generally accepted valuation procedures. Included among the essential considerations are those contained in Internal Revenue Service Ruling 59-60. This ruling states that no formula can cover all situations; instead, all available financial data, as well as all relevant factors affecting fair value, must be considered. In this analysis, we have taken into account generally accepted valuation factors such as the following:

- The nature of MILPI, the risks to which the Company is subject, and its historical patterns of growth;
- The general economic outlook and the specific industry in question;
- The book value and general financial condition of the Company;
- The earnings history and earnings capacity of the Company;
- The dividend-paying capacity of the Company;
- The market prices of stocks of companies engaged in related activities where such stocks are traded on an exchange or over-the-counter;
- Any recent sales of the Company's equity and the size of the blocks of equity to be valued;
- The existence of any material accounting changes that may impact the value of MILPI (i.e. changes in accounting principles, non-recurring or extraordinary charges, etc.);
- The existence of undervalued tangible and intangible assets; and
- Other special factors and circumstances of MILPI and its subsidiaries that can be judged as important to the overall value.

In addition to Internal Revenue Service Ruling 59-60, the Financial Accounting Standards Board provided guidance for determining the FV of reporting units in Statements 141 and 142. As prescribed under ***Fair Value Measurements*** in paragraphs 23 – 25 of Statement 142, we have utilized publicly available market prices, cash flow projections provided by Management, normalized cash flow and market multiples from the analysis of publicly traded companies. Our analysis specifically considered the following excerpts:

Paragraph 23 states that "the fair value of an asset (liability) is the amount at which that asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Thus, the fair value of a reporting unit refers to the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. However, the market price of an individual equity security (and thus the market capitalization of a reporting unit with publicly traded equity securities) may not be representative of the fair value of the reporting unit as a whole.[16] The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of reporting unit."

Paragraph 24 states that "if quoted market prices are not available, the estimate of fair value shall be based on the best information available, including prices for similar assets and liabilities and the results of using other valuation techniques. A present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit). If a present value technique is used to measure fair value, estimates of future cash flows used in that technique shall be consistent with the objective of measuring fair value. Those cash flow estimates shall incorporate assumptions that marketplace participants would use in their estimates of fair value. If that information is not available without undue cost and effort, an entity may use its own assumptions. Those cash flow estimates shall be based on reasonable and supportable assumptions and shall consider all available evidence. The weight given to the evidence shall be commensurate with the extent to which the evidence can be verified objectively. If a range is estimated for the amounts or timing of possible cash flows, the likelihood of possible outcomes shall be considered."

Paragraph 25 states "in estimating the fair value of a reporting unit, a valuation technique based on multiples of earnings or revenue or a similar performance measure may be used if that technique is consistent with the objective of measuring fair value. Use of multiples of earnings or revenue in determining the fair value of a reporting unit may be appropriate, for example, when the fair value of an entity that has comparable operations and economic characteristics is observable and the relevant multiples of the comparable entity are known. Conversely, use of multiples would not be appropriate in situations in which the operations or activities of an entity for which the multiples are known are not of comparable nature, scope, or size as the reporting unity for which fair value is being estimated."

Footnote 16 found in Paragraph 23 states 'substantial value may arise from the ability to take advantage of synergies and other benefits that flow from control over another entity. Consequently, measuring the fair value of a collection of assets and liabilities that operate together in a controlled entity is different from measuring the fair value of that entity's individual equity securities. An acquiring entity often is willing to pay more for equity securities that give it a controlling interest than an investor would pay for a number of equity securities representing less than a controlling interest. That control premium may cause the fair value of a reporting unit to exceed its market capitalization.'

As a result of our analysis, we have considered (i) a capitalization of normalized income; and (ii) an analysis of the market multiples of comparable companies relative to that of MILPI. Generally accepted valuation procedures allow the use of the income approach, including discounted cash flows and capitalization of earnings methodologies, as well as the market approach inclusive of comparable company multiples methodology. The methodologies and approaches used are defined later in this report.

In addition to the FASB guidance and the generally accepted valuation approaches, we have also considered discussions held with the Management of MILPI concerning the company's history, operations, recent events, and trends, as well as expected performance and other important information.

5. VALUATION PROCEDURES – STEP 1 – VALUATION

We considered each of the three approaches of value for the valuation of the Company. We concluded that the market and income approaches to value are most appropriate. The methodology used to implement the Income Approach was the Capitalized Income Methodology. The methodology used in implementing the Market Approach was the Market Multiples Methodology. These methodologies are described below.

Income Based Approach

The *Capitalized Income Methodology* bases the value of a business on the future cash flows attributable to that business. Based on the financial data available, we developed a valuation using the Gordon Growth Model. This model develops a pricing multiple based on estimated return requirements for the specific business interest appraised and gives consideration to the growth of returns from the enterprise. The Gordon Growth Model utilizes a pricing multiple based on the inverse of the capitalization rate (i.e., the capitalization rate is calculated by subtracting the expected long-term growth rate from the discount rate). The pricing multiple is then applied to a normalized earnings estimate for the next year.

In applying this methodology, we made two critical assumptions: First, we assumed that a predictable estimate of MILPI's cash flows could be made. Second, we assumed the partnership interests owned by MILPI could be liquidated without impairing operations. Management and their auditor's have informed us that detailed methodologies were utilized to value the partnership interests and thus, that book value as of December 31, 2001 approximates fair value as of the Valuation Date.

To determine the value of MILPI's operations, a normalized cash flow was developed utilizing the audited financial statements for the period February 7, 2001 to December 31, 2001. These statements were annualized to approximate a full year of operations. The adjustments needed to normalize the Company's income statement included adjustments for: (i) approximately $1.8 million in revenue related to a temporary increase in Acquisition and Lease Negotiation Fees, (ii) approximately $1.9 million in Partnership Interests and Other Fees (relating to the equity interests valued separately as described above), and (iii) $.511 million in expenses related to the impairment of Investment in Managed Programs; resulting from the events of September 11, 2001 and their effect on the airline industry.

After adjusting MILPI's income statement, we analyzed their business and made the appropriate working capital, capital expenditure and accounting adjustments to translate normalized operating income into cash flow available to the shareholders. A cash flow for 2002 was then estimated using MILPI's long-term growth rate. The resulting cash flow was then applied against the pricing multiple using the methodology described above.

After determining the fair value of MILPI's cash flows, the book value of several non-operating assets and the book value of the equity investments were added to the MILPI's capitalized income.

The *Discounted Cash Flow ("DCF") Methodology*, like the capitalization methodology, bases the value of an asset on the cash flows attributable to the asset. Management provided projections of the Company's cash flows assuming liquidation of the Company in 2007. We analyzed the cash flows, and determined that due to their irregular pattern, the DCF methodology was not appropriate. In addition, since the projections were based on liquidation, a cash flow analysis would not indicate the value of MILPI as a going concern.

The ***Discount Rate*** utilized to determine the present value of the expected future cash flows was 17 percent. The discount rate was based on the Capital Asset Pricing Model, the detail of which is found in Exhibit 2.1. The capitalization rate utilized in the Capitalization of Earnings approach was developed using the Gordon Growth model and the discount rate above. Based on our analysis and a long-term growth rate of 3 percent, we have determined that a capitalization rate of 14 percent is appropriate.

Market Approach

The *Market Multiples Methodology* results in an indication of value by comparing the business being appraised to guideline publicly traded companies. After guideline companies are identified, various market-based valuation multiples are developed -- e.g., Business enterprise value ("BEV")-to-assets, BEV-to-revenue, BEV-to-cash flow, etc. BEV is equal to the sum of the fair market value of the following assets: (i) net working capital; (ii) fixed assets; and intangible assets including goodwill. These market-based valuation multiples are then adjusted to reflect differences between the guideline companies and the subject entity and the adjusted multiples are then applied to the subject entity's financial metrics, resulting in an indication of value.

6. STATEMENT OF DISINTERESTEDNESS

KPMG Consulting has no present or contemplated future interest in MILPI Holdings, LLC. or any other interest that might prevent us from performing an unbiased valuation.

* * * * * * *

We would like to thank you for giving us the opportunity to assist you in this endeavor. Please contact me at 312-665-5337, Billy Gingrey at 404-222-3686 with any questions or comments regarding this report.

Very truly yours,

KPMG Consulting, Inc.

Steven J. Sherman

Steven J. Sherman
Managing Director

7. SOURCES OF INFORMATION RELIED UPON

We have relied upon the following sources of information:

- Interviews with Management of MILPI;
- Selected audited and unaudited financial data of MILPI;
- Factset Research Systems, Inc.;
- "Selected Interest Rates," Federal Reserve Statistical Release;
- Mergerstat Review 2001, Houlihan, Lokey, Howard & Zukin;
- OneSource Information Services, Inc. and related websites;
- "Statement of Financial Accounting Standards No. 142", Financial Accounting Standards Board;
- Various industry reports produced by Goldman Sachs; and
- Various other information as provided by MILPI.

8. LIMITING ASSUMPTIONS

1. **Report Distribution** – This report has been prepared solely for the purpose stated and should not be used for any other purpose. Except as specifically stated in the report, neither our report nor its contents is to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced nor distributed to other third parties without our prior written consent.

2. **Scope of Analysis** The valuation of any financial instrument or business is a matter of informed judgment. The accompanying valuation has been prepared on the basis of information and assumptions set forth in the attached report, associated appendices, the Standard Terms and Conditions, the underlying work papers, and these Limiting Assumptions.

3. **Nature of Opinion** – Neither our opinion nor our report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value of the Subject Interest(s) between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts. For various reasons, the price at which the Subject Interest(s) might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

4. **Going Concern Assumption, No Undisclosed Contingencies** Our analysis: (i) assumes that as of the Valuation Date the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its asset as of the Valuation Date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, nor had any litigation pending or threatened that would have a material effect on our analyses.

5. **Lack of Verification of Information Provided by MILPI Holdings, LLC** – With the exception of audited financial statements, we have relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate, and reflects management's good faith efforts to describe the status and prospects of the Company at the Valuation Date from an operating and a financial point of view. As part of this engagement we have relied upon publicly available data from recognized sources of financial information that have not been verified in all cases.

6. **Reliance on Forecasted Data** – Any use of management's projections or forecasts in our analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants ("AICPA"). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and these differences may be material.

7. **Subsequent Events** The terms of our engagement are such that we have no obligation to update this report or to revise the valuation because of events and transactions occurring subsequent to the Valuation Date.

8. **Legal Matters** – KPMG Consulting assumes no responsibility for legal matters including interpretations of either the law or contracts. We have made no investigation of legal title and have assumed that the owner(s) claim(s) to property are valid. We have given no consideration to liens or encumbrances except as specifically stated. We assumed that all required licenses, permits, etc. are in full force and effect, and we made no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client's legal advisor to determine.

9. **Testimony** – Neither KPMG Consulting nor any individual signing or associated with this report shall be required to give testimony or appear in court or other legal proceedings unless specific arrangements have been made in advance.

10. **USPAP** – Unless otherwise stated in our opinion, it is understood that this engagement is not required to be conducted pursuant to the Uniform Standards of Professional Appraisal Practice.

9. EXHIBITS

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MILPI Holdings, LLC & Subsidiary
SFAS Step One Testing (1) (2)
As of January 1, 2002

Exhibit 1.0
($ thousands)

	SFAS 142 Step One Test							
Company	Book Value Total Assets	-	Current Liabilities (3)	=	Net Asset Value	vs	Concluded FV of Enterprise	Step One Pass / Fail
MILPI Holdings, LLC & Subsidiaries	$43,399		$15,453		$27,946		$43,500	**Pass**

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.
(2) In the absence of long-term debt, fair value of the business enterprise equals the fair value of equity.
(3) Current liabilities include deferred tax liabilites of approximately $9.8 million.
FV = Fair Value

MILPI Holdings, LLC & Subsidiary
Summary of Values (1)
As of January 1, 2002

Exhibit 1.1
($ thousands)

Methodology	**Exhibit**	**Business Enterprise Value, rounded**
Income Approach		
Capitalization of Earnings	2.0	$41,600
Market Approach		
Comparable Company Multiples Approach	3.0	$49,000
Conclusion of Fair Value, rounded (2)		**$43,500**

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.
(2) Based on the relative merits of each valuation methodology and our informed judgment, we have relied mostly on the income approach in our conclusion of fair value.
BEV = Business Enterprise Value

MILPI Holdings, LLC & Subsidiary
CAPITALIZATION OF CASH FLOW - Going Concern (1)
As of January 1, 2002

Exhibit 2.0
($ thousands)

		Notes	Unadjusted For the 12 Months Ended 12/31/1999	Unadjusted For the 12 Months Ended 12/31/2000	Unadjusted for the 11 mos. ended. 11/30/2001	Adjusted for the 11 mos. ended. 11/30/2001	Annualized, Adjusted for the 11 mos. ended. 11/30/2001	Normalized Adjusted for the 12 mos. Ended 12/31/2001
Revenues:								
Operating Leases			$ 1,194	$ 1,810	$ 472	$ 472	$ 515	$ 515
Management Fees			7,332	7,043	5,217	5,217	5,691	5,691
Partnership Interests and Other Fees		(2)	346	1,037	1,716	-	-	
Acquisition and Lease Negotiation Fees		(3)	1,354	624	2,032	185	202	202
Loss on Disposition of Assets, Net			-	(416)	(91)	(91)	(99)	(99)
Other			1,358	1,453	1,030	1,030	1,124	1,124
Total Revenues			11,584	11,551	10,376	6,813	7,432	7,432
Costs and Expenses:								
Operations Support			2,474	2,136	800	800	873	
Impairment of Investment in Managed Programs		(4)	-		511	-	-	
Depreciation & Amortization			385	885	1,255	1,255	1,369	
General and Administrative			5,224	6,851	3,290	3,290	3,589	
Total Costs and Expenses			8,083	9,872	5,856	5,345	5,831	5,574
Operating Income (EBIT)			3,501	1,679	4,520	1,468	1,601	1,858
EBIT Margin		(5)	*30.2%*	*14.5%*	*43.6%*	*21.5%*	*21.5%*	*25.0%*
Less: Income Tax	39%	(6)						725
After-Tax Income								1,133
Plus: Depreciation & Amortization								1,369
Less: Capital Expenditures		(7)						1,369
Less: Changes in Net Working Capital		(7)						
Free Cash Flow								1,133
Estimated Free Cash Flow in 2002 (using 3%)								$ 1,167
Long-Term Growth Rate	3%							
Discount Rate	17%	(8)						divided by
Capitalization Rate		(9)						14%
Present Value of Cash Flow								8,339
Add: FV of Excess Cash		(10)						10,000
Add: Cash Surrender Value of Officer's Life Insurance		(10)						2,343
Add: FV of Equity Investments in Affiliates		(10)						20,948
FV of Business Enterprise, rounded								$ 41,600

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all exhibits included herein.
(2) Income earned from partnership interests has been excluded from our capitalization analysis. As Management has represented that book value of equity interests as of December 31, 2001 represents fair value as of the Valuation Date, we have added the book value of these equity investments to present value of capitalized cash flow.
(3) Revenue has been adjusted approximately $1.846 million for nonrecurring revenue related to Koch and Romer settlement.
(4) Adjustment of $.511 million non-recurring expenses related to impairment of investment in managed programs.
(5) Management has represented to us that 25 percent operating margin is representative of expected future operations. Management has also indicated that operating margins of 14.5 percent, as realized in fiscal year 2000, are due to restructuring efforts and do not indicate future performance.
(6) Based on the blended federal and state tax rates.
(7) Changes in working capital were determined to be diminimus based on an analysis provided by Management. Capital expenditures assumed to equal depreciation into perpetuity.
(8) Discount rate is equal to the weighted average cost of capital (Exhibit 2.1).
(9) Capitalization Rate is equal to the discount rate minus a long-term growth rate of 3 percent.
(10) Based on information provided by Management.
FV Fair Value
EBIT Earnings before interest and taxes

MILPI Holdings, LLC & Subsidiary **Exhibit 2.1**

After-Tax Weighted Average Cost of Capital (1) As of January 1, 2002

A. Market-Based Capital Structure (2)

Equity	95.0%
Debt	5.0%

B. Cost of Equity [Rf + (B x Rp) + Rs]

Rf = Risk-free rate = U.S. Treasury 20-year bond rate
= 5.7%
B = Beta = a measure of the systematic risk or individual price volatility relative to the market (2)
= 0.8
Rp = Equity risk premium = incremental return demanded by an average investor in the S&P 500 (3)
= 7.0%
Rc = Specific risk premium = additional risk that is unique to the subject company (4)
= 6.0%
Cost of Equity = 5.7% + (0.8 x 7.0%) + 6.0% = 17.3% (rounded)

C. Cost of Debt

Prime Rate = 4.75%
Debt Premium (5) = 2.0%
Corp. Tax Rate (6) = 39.0%
Cost of Debt = (4.75% + 2.0%) x (1 - 39.0%) = 4.1% (rounded)

D. Weighted Average Cost of Capital

	Estimated Cost		Percentage of Total Capital		Weighted Contribution
Cost of Equity	17.3%	x	95.0%	=	16.4%
Cost of Debt	4.1%	x	5.0%	=	0.2%
Estimated Weighted Average Cost of Capital, rounded				=	17.0%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.
(2) Based on our analysis of MILPI Holdings, LLC and our informed judgment.
(3) Based on: (i) a study at the University of Chicago by James H. Lorie and Lawrence Fisher. "Rates of Return on Investments in Common Stock" (1964); (ii) the work done by Ibbotson Associates, Inc. in the widely published. "Stock. Bonds. Bills and Inflation 2000 Yearbook"; (iii) other published studies; and (iv) our informed judgment.
(4) Based on our informed judgment as to the specific risk associated with an equity interest in the Company.
(5) Based on the assumed incremental cost of secured debt.
(6) Based on the blended federal and state tax rates.

($ millions)

		Market Multiples Based on Current Fundamentals	
	Notes	BEV / LTM REVENUE	BEV / EBITDA
Selected Market Multiple	(3)	2.5	4.5
		x	x
Subject Company Adjusted Fundamentals			
LTM Revenue	(4)	7.432	
EBITDA	(4)		2.971
Indicated Business Enterprise Value ("BEV")	(5)	18.581	13.367
Indicated Business Enterprise Value ("BEV")		**$15.974**	
Add: FV of Excess Cash	(6)	$10.000	
Add: Cash Surrender Value of Officer's Life Insurance	(6)	$2.343	
Add: FV of Equity Investments in Affiliates	(6)	$20.948	
Concluded FV of Business Enterprise, rounded		**$49.000**	

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.
(2) Based on data provided by SEC filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.
(3) Based on our analysis of comparable publicly traded companies. See analysis beginning on following pages.
(4) Based on information provided by Management. See following exhibits.
(5) "BEV" is the sum of the fair market value (FMV) of net working capital, the FMV of tangible assets, and the FMV of intangible assets. Concluded BEV is based on the relative merits of each of the applied multiples and our informed judgment.
(6) Based on information provided by Management.
EBITDA – Earnings Before Interest, Taxes, Depreciation and Amortization

MILPI Holdings, LLC and Subsidiary **Exhibit 3.1**
Market Multiples Methodology (1)
Comparable Publicly Traded Companies (2)

	Market Multiples Based on Current Fundamentals	
Company Name	BEV / Revenue	BEV / EBITDA
Equipment Leasing and Credit Institutions		
GATX CORP	3.8	7.9
INTERPOOL INC	6.3	9.2
AEROCENTURY CORP	4.3	6.3
HIGH	6.3	9.2
LOW	3.8	6.3
MEAN	4.8	7.8
MEDIAN	4.3	7.9
Selected Multiple (3)	3.8	7.0
Company Specific Risk Discount (4)	35%	35%
Selected Multiples, rounded	**2.5**	**4.5**

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.
(2) Based on data provided by SEC filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.
(3) Based on negative historical revenue growth and low EBITDA margin relative to the guideline companies, we have selected multiples at or near the low end of respective ranges.
(4) Based on the risks faced by MILPI Holdings, LLC, lower reported growth in revenues and EBITDA, and our informed judgment.
BEV = Business Enterprise Value
EBITDA = Earnings Before Interest, Taxes, Depreciation, and Amortization

Market Multiples Methodology (1)

Comparable Publicly Traded Companies (2)

Company Name	Ticker Symbol	(A) 1/1/2002 Stock Price	(B) Shares Outstanding (millions)	(A)x(B)=(C) Market Value of Common Equity ($ millions)	(D) Book Value of Preferred Stock ($ millions)	(C)+(D)=(E) Market Value of Equity (EQUITY) ($ millions)	(F) Total Interest Bearing Debt (DEBT) ($ millions)	(E)+(F) Business Enterprise Value (BEV) ($ millions)	Market-Based Capital Structure (Expressed as a % of BEV) EQUITY	DEBT	5 Yr Beta
Equipment Leasing and Credit Institutions											
GATX CORP	GMT	$32.52	48.76	1,586.000	1.000	1,587.00	4,117.00	5,704.00	27.8%	72.2%	0.7
INTERPOOL INC	IPX	$19.25	27.36	527.000	75.000	602.00	1,335.00	1,937.00	31.1%	68.9%	0.9
AEROCENTURY CORP	ACY	$4.75	1.54	7.000	0.000	7.00	37.00	44.00	15.9%	84.1%	nmf
								Mean, rounded	25.0%	75.0%	0.8

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC filings and FactSet Research Systems Inc. Data is taken from the most recently reported information available from FactSet.

MILPI Holdings, LLC and Subsidiary

Market Multiples Methodology (1)

Comparable Publicly Traded Companies (2)

Exhibit 3.3

Company Name	Report Date	(A) Total Assets ($ millions)	Comparable Cos Assets Divided by MILPI's Assets	Cash & Equivalents ($ millions)	(B) Total Current Assets ($ millions)	Net PP&E ($ millions)	(C) Current Liabilities **not** including short-term debt ($ millions)	(D) Current Liabilities including short-term debt ($ millions)	(E) Total Liabilities ($ millions)	(A) - (C) Book BEV ($ millions)	(A) - (E) Book Equity ($ millions)	(B) - (C) Net Working Capital ($ millions)
MILPI Holdings, LLC & Subsidiary (3)	Dec-01	**43.40**	**na**	**14.04**	**15.03**	**0.26**	**15.45**	**15.45**	**15.45**	**27.95**	**27.95**	**(0.43)**
Equipment Leasing and Credit Institutions												
GATX CORP	Dec-01	6,509.70	140.8	223.50	1,698.60	2,983.90	293.60	622.10	5,227.90	5,816.10	881.90	1,405.00
INTERPOOL INC	Dec-01	1,517.80	44.2	102.20	210.50	1,372.30	162.24	341.90	1,555.30	1,755.56	362.50	48.26
AEROCENTURY CORP	Dec-01	67.51	1.6	2.08	3.93	56.53	3.36	39.87	48.65	64.15	18.86	0.57
Comparable Companies Average		2,698.34	62.2	109.26	637.68	1,470.91	153.07	334.62	2,277.28	2,545.27	421.09	484.61

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.

(3) Cash & Equivalents include $10 million of excess cash. Total Assets include $20.9 million of equity investments in affiliates and $2.9 million in cash surrender value of officer's life insurance policy. 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary.

na = not applicable

MILPI Holdings, LLC and Subsidiary **Exhibit 3.4**

Market Multiples Methodology (1)

Comparable Publicly Traded Companies (2)

Company Name	Report Date	Total Assets (% of Total)	Cash & Equivalents (% of Total)	Total Current Assets (% of Total)	Net PP&E (% of Total)	Current Liabilities **not** including short-term debt (% of Total)	Current Liabilities including short-term debt (% of Total)	Total Liabilities (% of Total)	Book BEV (% of Total)	Book Equity (% of Total)	Net Working Capital (% of Total)
MILPI Holdings, LLC & Subsidiary (3)	**Dec-01**	**100.0%**	**32.3%**	**34.6%**	**0.6%**	**35.6%**	**35.6%**	**35.6%**	**64.4%**	**64.4%**	**(1.0%)**
Equipment Leasing and Credit Institutions											
GATX CORP	Dec-01	100.0%	3.6%	27.8%	49.8%	4.8%	10.2%	85.6%	95.2%	14.4%	23.0%
INTERPOOL INC	Dec-01	100.0%	5.3%	11.0%	71.6%	8.5%	17.8%	81.1%	91.5%	18.9%	2.5%
AEROCENTURY CORP	Dec-01	100.0%	4.0%	5.8%	83.7%	5.0%	59.1%	72.1%	95.0%	27.9%	0.8%
Comparable Companies' Average		100.0%	4.3%	14.9%	68.0%	6.1%	29.0%	79.6%	93.9%	20.4%	8.8%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.

(3) 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary.

MILPI Holdings, LLC and Subsidiary **Exhibit 3.5**

Market Multiples Methodology (1)

Comparable Publicly Traded Companies (2)

Company Name	Report Date	Revenue ($ millions)	Comparable Cos. Revenues Divided by MILPI's Revenues	EBITDA (4) ($ millions)	Depreciation Amortization ($ millions)	EBIT (4) ($ millions)	Interest Expense ($ millions)	Pre-Tax Income ($ millions)	Net Income ($ millions)	Net Working Capital ($ millions)	Cash & Equivalents ($ millions)	Cash Flow ($ millions)	Effective Tax Rate
MILPI Holdings, LLC & Subsidiary (3)	**Dec-01**	7.43	nmf	2.97	1.37	1.60	0.01	1.60	3.21	(0.43)	**14.04**	**4.58**	nmf
Equipment Leasing and Credit Institutions													
GATX CORP	Dec-01	1,498.66	[illegible]	724.60	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	1,405.00	[illegible]	423.40	nmf
INTERPOOL INC	Dec-01	[illegible]	41.1	209.78	71.30	[illegible]	[illegible]	[illegible]	[illegible]	48.2[illegible]	102.2[illegible]	117.30	[illegible]
AEROCENTURY CORP	Dec-01	[illegible]	1.4	7.03	[illegible]	4.2[illegible]	2.80	[illegible]	1.7[illegible]	[illegible]	2.68	4.49	[illegible]
Comparable Companies' Average		631.28	[illegible]	313.78	164.3[illegible]	149.45	120.72	19.28	17.40	484.01	109.26	181.73	[illegible]

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC Filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.

(3) Annualized to approximate the 12 months ended December 31, 2001. Based on audited financial statements of MILPI Holdings, LLC and Subsidiary.

(4) Adjusted for: Impairment of Managed Programs of $[illegible] thousand, Partnership Interests of $[illegible] million, and Other Revenues of $[illegible] million related to a temporary increase in fees from the Koch and [illegible] settlement.

MILPI Holdings, LLC and Subsidiary

Exhibit 3.6

Market Multiples Methodology (1)

Comparable Publicly Traded Companies (2)

Company Name	Report Date	Revenue (% of Total)	EBITDA (% of Total)	Depreciation (% of Total)	EBIT (% of Total)	Interest Expense (% of Total)	Pre-Tax Income (% of Total)	Net Income (% of Total)	Net Working Capital (% of Total)	Cash & Equivalents (% of Total)	Cash Flow (% of Total)
MILPI Holdings, LLC & Subsidiaries (3)	**Dec-01**	**100.0%**	**40.0%**	**18.4%**	**21.5%**	**0.1%**	**21.5%**	**43.3%**	**(5.7%)**	**188.9%**	**61.7%**
Equipment Leasing and Credit Institutions											
GATX CORP	Dec 01	100.0%	48.7%	27.9%	20.7%	17.8%	0.4%	0.5%	94.4%	15.0%	28.4%
INTERPOOL INC	Dec 01	100.0%	68.7%	24.4%	44.4%	31.2%	16.3%	14.1%	15.8%	33.5%	38.4%
AEROCENTURY CORP	Dec 01	100.0%	69.3%	27.5%	41.8%	27.6%	24.9%	16.7%	5.6%	26.4%	44.2%
Comparable Companies' Average		100.0%	62.2%	26.6%	35.6%	25.5%	13.9%	10.4%	38.6%	25.0%	37.0%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC filings and FactSet Research Systems, Inc.. Data is taken from the most recently reported information available from FactSet.

(3) 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary.

MILPI Holdings, LLC and Subsidiary

Comparable Publicly Traded Companies (1) (2)

Exhibit 3.7

	Fiscal Year ended,							
	12/31/98		12/31/99		12/31/00		12/31/01	
Company Name	Revenue ($ millions)	EBITDA ($ millions)	Revenue ($ millions)	EBITDA ($ millions)	Revenue ($ millions)	EBITDA ($ millions)	Revenue ($ millions)	EBITDA ($ millions)
MILPI Holdings, LLC & Subsidiary (3)	na	na	11.238	3.886	10.514	2.564	7.432	1.858
Equipment Leasing and Credit Institutions								
GATX CORP	1,041.000	211.300	1,195.000	220.100	1,311.800	236.700	1,488.600	190.000
INTERPOOL INC	182.316	139.275	189.788	131.743	242.300	178.800	305.100	209.700
AEROCENTURY CORP	3.494	2.834	7.129	5.340	10.880	8.663	10.151	8.115
Comparable Companies' Average	408.937	117.803	463.972	119.061	521.660	141.388	601.284	135.938

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.

(3) 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary. All other financial information provided by the audited financial statements of PLM International, Inc. and Subsidiaries.

MILPI Holdings, LLC and Subsidiary **Exhibit 3.8**

Comparable Publicly Traded Companies (1) (2)

	3-Year Compound Growth Rate	
Company Name	Revenue	EBITDA
MILPI Holdings, LLC & Subsidiary (3)	**(18.7%)**	**(30.9%)**
Equipment Leasing and Credit Institutions		
GATX CORP	12.6%	(3.5%)
INTERPOOL INC	18.7%	14.6%
AEROCENTURY CORP	42.6%	42.0%
Comparable Companies' Average	24.6%	17.7%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) Based on data provided by SEC filings and FactSet Research Systems, Inc. Data is taken from the most recently reported information available from FactSet.

(3) 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary. All other financial information provided by the audited financial statementsof PLM International, Inc. and Subsidiaries.

MILPI Holdings, LLC and Subsidiary **Exhibit 4.0**

Income Statement (1) (2)

	12 Months Ended December 31, 1999	12 Months Ended December 31, 2000	For the 11 months From February 7, 2001 to December 31 2001
Revenues			
Operating Lease Income	$ 1,194,000	$ 1,810,000	$ 472,000
Management Fees	7,332,000	7,043,000	5,217,000
Partnership Interests and Other Fees	346,000	1,037,000	1,716,000
Acquisition and Lease Negotiation Fees	1,354,000	624,000	2,032,000
Loss on Disposition of Assets, Net		(416,000)	(91,000)
Other	1,358,000	1,453,000	1,030,000
Total Revenues	11,584,000	11,551,000	10,376,000
Expenses			
Operations Support	2,474,000	2,136,000	800,000
Impairment of investment in Managed Programs	-	-	511,000
Depreciation & Amortization	385,000	885,000	1,255,000
General & Administrative	5,224,000	6,851,000	3,290,000
Total Costs and Expenses	8,083,000	9,872,000	5,856,000
Operating Income	3,501,000	1,679,000	4,520,000
Interest Expense	(2,261,000)	(1,756,000)	(6,000)
Interest Income	343,000	1,512,000	384,000
Other Income, Net	721,000	(1,333,000)	89,000
Income Before Income Taxes	2,304,000	102,000	4,987,000
Provision for Income Taxes	891,000	39,000	1,611,000
Minority Interest	-	-	429,000
Net Income	$ 1,413,000	$ 63,000	$ 2,947,000

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein

(2) 1999 and 2000 financial information based upon the audited financial statements of PLM International. 2001 financial information based on the audited financial statements of MILPI Holdings LLC and Subsidiary

MILPI Holdings, LLC and Subsidiary **Exhibit 4.1**

Income Statement (1) (2)

	12 Months Ended December 31, 1999	12 Months Ended December 31, 2000	For the 11 months From February 7, 2001 to December 31 2001
Revenues			
Operating Lease Income	10.3%	15.7%	4.5%
Management Fees	63.3%	61.0%	50.3%
Partnership Interests and Other Fees	3.0%	9.0%	16.5%
Acquisition and Lease Negotiation Fees	11.7%	5.4%	19.6%
Loss on Disposition of Assets, Net	0.0%	-3.6%	-0.9%
Other	11.7%	12.6%	9.9%
Total Revenues	100.0%	100.0%	100.0%
Expenses			
Operations Support	21.4%	18.5%	7.7%
Impairment of Investment in Managed Programs	0.0%	0.0%	4.9%
Depreciation & Amortization	3.3%	7.7%	12.1%
General & Administrative	45.1%	59.3%	31.7%
Total Costs and Expenses	69.8%	85.5%	56.4%
Operating Income	30.2%	14.5%	43.6%
Interest Expense	-19.5%	-15.2%	0.1%
Interest Income	3.0%	13.1%	3.7%
Other Income, Net	6.2%	-11.5%	0.9%
Income Before Income Taxes	19.9%	0.9%	48.1%
Provision for Income Taxes	7.7%	0.3%	15.5%
Minority Interest			4.1%
Net Income	12.2%	0.5%	28.4%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) 1999 and 2000 financial information based upon the audited financial statements of PLM International. 2001 financial information based on the audited financial statements of MILPI Holdings LLC and Subsidiary.

MILPI Holdings, LLC and Subsidiary **Exhibit 4.2**

Balance Sheet (1) (2)

	As of, December 31, 2000	As of, February 7, 2001	As of, December 31, 2001
Assets			
Cash and Cash Equivalents	$ 5,874,000	$ 4,391,000	$ 14,037,000
Receivables, Net Allowance for Doubtful Accounts	1,045,000	1,222,000	39,000
Receivables from Affiliates	1,207,000	1,344,000	951,000
Equity Interest in Affiliates	15,753,000	21,334,000	20,948,000
Restricted Cash and Cash Equivalents	2,530,000	1,748,000	75,000
Assets Held for Sale	10,250,000	10,250,000	
Other Assets, Net	3,748,000	3,406,000	2,759,000
Goodwill, Net of Accumulated Amortization		5,840,000	4,590,000
Total Assets	$ 40,407,000	$ 49,535,000	$ 43,399,000
Liabilities			
Payables and Other Liabilities	$ 15,909,000	$ 16,275,000	$ 5,702,000
Deferred Income Taxes	8,885,000	8,884,000	9,751,000
Total Liabilities	24,794,000	25,159,000	15,453,000
Minority Interest	-	2,600,000	3,029,000
Shareholders' Equity			
Common Stock (20 shares authorized and outstanding)	112,000	-	-
Paid-in Capital, in excess of par	37,547,000	21,776,000	21,970,000
Treasury Stock	(19,875,000)	-	-
Retained Earnings (deficit)	(2,171,000)	-	2,947,000
Total Shareholders' Equity	15,613,000	21,776,000	24,917,000
Total Liabilities, Minority Interest & Shareholders' Equity	$ 40,407,000	$ 49,535,000	$ 43,399,000

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) 2000 financial information based upon the audited financial statements of PLM International. 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary.

MILPI Holdings, LLC and Subsidiary **Exhibit 4.3**

Balance Sheet (1) (2)

	As of, December 31, 2000	February 7, 2001	December 31, 2001
Assets			
Cash and Cash Equivalents	14.5%	8.9%	32.3%
Receivables, Net Allowance for Doubtful Accounts	2.6%	2.5%	0.1%
Receivables from Affiliates	3.0%	2.7%	2.2%
Equity Interest in Affiliates	39.0%	43.1%	48.3%
Restricted Cash and Cash Equivalents	6.3%	3.5%	0.2%
Assets Held for Sale	25.4%	20.7%	0.0%
Commercial & Industrial Equipment, Net	0.0%	0.0%	0.0%
Property, Plant & Equipment, Net	0.0%	0.0%	0.0%
Other Assets, Net	9.3%	6.9%	6.4%
Goodwill, Net of Accumulated Amortization	0.0%	11.8%	10.6%
Total Assets	100.0%	100.0%	100.0%
Liabilities			
Payables and Other Liabilities	39.4%	32.9%	13.1%
Current Income Taxes	0.0%	0.0%	0.0%
Deferred Income Taxes	22.0%	17.9%	22.5%
Total Liabilities	61.4%	50.8%	35.6%
Minority Interest	0.0%	5.2%	7.0%
Commitments and Contingencies			
Shareholders' Equity			
Common Stock (20 shares authorized and outstanding)	0.3%	0.0%	0.0%
Paid-In Capital, in excess of par	92.9%	44.0%	50.6%
Treasury Stock	-49.2%	0.0%	0.0%
Retained Earnings (deficit)	-5.4%	0.0%	6.8%
Total Shareholders' Equity	38.6%	44.0%	57.4%
Total Liabilities, Minority Interest & Shareholders' Equity	100.0%	100.0%	100.0%

(1) This exhibit has been prepared on the basis of the information and assumptions set forth in our letter and the attached exhibits. It must be read in conjunction with the accompanying letter and all of the other exhibits included herein.

(2) 1999 and 2000 financial information based upon the audited financial statements of PLM International. 2001 financial information based on the audited financial statements of MILPI Holdings, LLC and Subsidiary.